As filed with the Securities and Exchange Commission on October 28, 2013

Registration No. 333-190679

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMUNITY FINANCIAL SHARES, INC.

(Exact name of registrant as specified in its charter)

Maryland	6022	36-4387843
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

357 Roosevelt Road

Glen Ellyn, Illinois 60137

(630) 545-0900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald H. Wilson

President and Chief Executive Officer

357 Roosevelt Road

Glen Ellyn, Illinois 60137

(630) 545-0900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward G. Olifer, Esq.

Aaron M. Kaslow, Esq.

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

(202) 508-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	1,622,100	$1.10	$1,784,310 (1)	$231.98 (2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated             , 2013.

PRELIMINARY PROSPECTUS

[Community Financial Shares, Inc. Logo]

Up to 1,622,100 Shares of Common Stock

This prospectus relates to the offer and sale of up to 1,622,100 shares of our common stock (the “Shares”) by the Selling Shareholders identified herein. On July 17, 2013, in connection with the second closing (the “Second Closing”) of its previously announced December 2012 private placement offering, which was initially consummated on December 21, 2012, Community Financial Shares, Inc. issued to the Selling Shareholders 1,192 shares of voting Series C Convertible Noncumulative Perpetual Preferred Stock (the “Series C Preferred Stock”) at $100.00 per share and 1,385 shares of nonvoting Series D Convertible Noncumulative Perpetual Preferred Stock (the “Series D Preferred Stock”) at $100.00 per share. Subsequently, on September 30, 2013, in connection with the consummation of its previously announced September 2013 private placement offering, the Company issued to the Selling Shareholders 631,000 shares of common stock at a purchase price of $1.00 per share and 7,334 shares of Series D Preferred Stock at a purchase price of $100.00 per share to satisfy the exercise of non-dilution rights afforded to the Selling Shareholders under the Securities Purchase Agreement, dated as of November 13, 2012, by and between the Company and the investors identified therein (the “Securities Purchase Agreement”).

Pursuant to the terms of the Securities Purchase Agreement and a Registration Rights Agreement we entered into with the Selling Shareholders on November 13, 2012 in connection with the December 2012 private placement offering, we are registering the Shares, (i) 631,000 of which are shares of common stock, (ii) 119,200 of which are issuable to the Selling Shareholders upon the conversion of the shares of Series C Preferred Stock that the Selling Shareholders acquired in the Second Closing and (iii) 871,900 of which are issuable to the Selling Shareholders upon the conversion of the shares of Series D Preferred Stock that the Selling Shareholders acquired in the Second Closing and the September 2013 private placement offering.

The Selling Shareholders may sell all or a portion of the Shares from time to time, in amounts, at prices and on terms determined at the time of offering. The Shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution.” We are not selling any securities under this prospectus and will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

Our common stock is quoted on the OTCQB under the trading symbol “CFIS.” The last reported sales price of our shares of common stock on              , 2013 was $         per share.

This investment involves risks, including the possible loss of principal.

Please read “Risk Factors ” beginning on page 8 of this prospectus and the risk factors incorporated by reference in this prospectus as described in that section before investing in our securities.

The Shares are not deposits, savings accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of the Shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2013.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of the Shares in any state or jurisdiction where the offer is not permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Shares or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “we,” “our” and “us” refer to Community Financial Shares and our subsidiaries, including Community Bank - Wheaton/Glen Ellyn; except that in the discussion of our capital stock and related matters these terms refer solely to Community Financial Shares and not to any of our subsidiaries. In this prospectus, we sometimes refer to Community Bank - Wheaton/Glen Ellyn as the “Bank” and we sometimes refer to Community Financial Shares as the “Company.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Community Financial Shares from time to time includes forward-looking statements in its oral and written communications. Community Financial Shares may include forward-looking statements in filings with the Securities and Exchange Commission, such as this prospectus, in other written materials and in oral statements made by senior management to analysts, investors, representatives of the media and others. Community Financial Shares intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Community Financial Shares is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like “estimate,” “project,” “intend,” “anticipate,” “expect” and similar expressions. These forward-looking statements include:

•	Statements of Community Financial Shares’ goals, intentions and expectations;

•	Statements regarding Community Financial Shares’ business plan and growth strategies;

•	Statements regarding the asset quality of Community Financial Shares’ loan and investment portfolios; and

•	Estimates of Community Financial Shares’ risks and future costs and benefits.

Community Financial Shares’ ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of Community Financial Shares and its subsidiaries include, but are not limited to, the following:

•

The strength of the United States economy in general and the strength of the local economies in which Community Financial Shares conducts its operations which may be less favorable than expected and may result in, among other things, an escalation in problem assets and foreclosures, a deterioration in the credit quality and value of Community Financial Shares’ assets, especially real estate, which, in turn would likely reduce our customers’ borrowing power and the value of assets and collateral associated with our existing loans;

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters;

•	The failure of assumptions underlying the establishment of our allowance for loan losses, that may prove to be materially incorrect or may not be borne out by subsequent events;

•	The success and timing of our business strategies and our ability to effectively carry out our business plan;

•	An inability to meet our liquidity needs;

•

The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

•

The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations;

•	The risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•

Our ability to comply with the requirements of the consent order we have entered into with the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation and the

mandatory provisions of 12 U.S.C. § 1831o and 12 C.F.R. § 325 (subpart B), as well as the effect of further changes to our regulatory ratings or capital levels under the regulatory framework for prompt corrective action or the imposition of additional enforcement action by regulatory authorities upon Community Financial Shares or its wholly owned subsidiary as a result of our inability to comply with applicable laws, regulations, regulatory orders and agreements;

•	Our ability to utilize our net deferred tax assets in future periods;

•	Our ability to effectively manage market risk, credit risk and operational risk;

•

The ability of Community Financial Shares to compete with other financial institutions as effectively as Community Financial Shares currently intends due to increases in competitive pressures in the financial services sector;

•	The inability of Community Financial Shares to obtain new customers and to retain existing customers;

•	The timely development and acceptance of products and services including services, products and services offered through alternative delivery channels such as the Internet;

•

Technological changes implemented by Community Financial Shares and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to Community Financial Shares and its customers;

•	The ability of Community Financial Shares to develop and maintain secure and reliable electronic systems;

•

The ability of Community Financial Shares to retain key executives and employees and the difficulty that Community Financial Shares may experience in replacing key executives and employees in an effective manner;

•	Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected;

•	The costs, effects and outcomes of existing or future litigation; and

•	The ability of Community Financial Shares to manage the risks associated with the foregoing as well as anticipated.

Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made.

You should read carefully this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus, including the section entitled “Risk Factors” and the risk factors incorporated by reference in this prospectus as described in that section, and our financial statements and the notes thereto and other information incorporated by reference in this prospectus from our other filings with the Securities and Exchange Commission (the “SEC”). In this prospectus, unless the context indicates otherwise, the terms “company,” “we,” “us,” and “our” refer to Community Financial Shares, Inc., a Maryland corporation, and its subsidiaries.

Company Information

Overview

Community Financial Shares, Inc. (“Community Financial Shares” or the “Company”) is a registered bank holding company. The operations of Community Financial Shares and its banking subsidiary, Community Bank - Wheaton/Glen Ellyn (the “Bank”), consist primarily of those financial activities common to the commercial banking industry, including but not limited to, demand, savings and time deposits, loans, mortgage loan origination for investors, cash management, electronic banking services, Internet banking services including bill payment, Community Investment Center services, and debit cards. Community Bank - Wheaton/Glen Ellyn serves a diverse customer base including individuals, businesses, governmental units, and institutional customers located primarily in Wheaton and Glen Ellyn and surrounding communities in DuPage County, Illinois. Community Bank - Wheaton/Glen Ellyn has banking offices in Glen Ellyn, and Wheaton, Illinois. All of the operating income of Community Financial Shares is attributable Community Bank-Wheaton/Glen Ellyn.

Community Financial Shares was incorporated in the State of Delaware in July 2000 as part of an internal reorganization whereby the stockholders of Community Bank - Wheaton/Glen Ellyn exchanged all of their Community Bank - Wheaton/Glen Ellyn Bank stock for all of the issued and outstanding stock of Community Financial Shares (the “Reorganization”). The Reorganization was completed in December 2000. As a result of the Reorganization the former stockholders of Community Bank - Wheaton/Glen Ellyn acquired 100% of Community Financial Shares’ stock and Community Financial Shares acquired (and still holds) 100% of Community Bank - Wheaton/Glen Ellyn’s stock. The former Community Bank - Wheaton/Glen Ellyn stockholders received two shares of Community Financial Shares common stock for each share of Community Bank - Wheaton/Glen Ellyn common stock exchanged in the Reorganization. Community Financial Shares was formed for the purpose of providing financial flexibility as a holding company for Community Bank - Wheaton/Glen Ellyn.

On June 25, 2013, Community Financial Shares completed its reincorporation into the State of Maryland (the “Reincorporation”). The Reincorporation was approved by the stockholders of the Company at the annual meeting of stockholders held on June 13, 2013. The Reincorporation was completed by means of a merger of the Company with and into a new Maryland corporation that was organized as a wholly owned subsidiary of the Company for the purpose of effecting the Reincorporation, with the new Maryland corporation being the surviving corporation. As a result, the rights of the holders of the Company’s capital securities are now governed by the Maryland General Corporation Law and the Maryland Articles of Incorporation and Bylaws of the Company. The Reincorporation did not result in any change in the business or principal facilities of the Company.

Regulatory Matters

As previously disclosed, the Bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation (the “FDIC”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) on January 21, 2011, whereby the Bank consented to the issuance of a Consent Order (the “Order”) by the FDIC and IDFPR, without admitting or denying that grounds exist for the FDIC and IDFPR to initiate an administrative proceeding against the Bank.

The Order requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. At June 30, 2013, our Tier 1 and total capital ratios were 6.7% and 11.4%, compared to 6.8% and 11.8% at March 31, 2013 and 7.7% and 12.6% at December 31, 2012, respectively. We are actively working to comply with the Order’s capital ratio requirements. The additional capital we have raised since June 30, 2013 in connection with the completion of the second closing of our December 2012 private placement offering and our September 2013 private placement offering, which are discussed in greater detail below, has brought the Bank closer to meeting the capital requirements set forth in the Order. However, our continued inability to meet the capital requirements of the Order may result in monetary penalties and/or additional regulatory actions and may require us to raise additional capital in the future. Our ability to raise additional capital is contingent on the current capital markets and on our financial performance.

The Order also required the Bank to take the following actions: ensure that the Bank has competent management in place in all executive officer positions; increase the participation of the Bank’s Board of Directors in the affairs of the Bank and in the approval of sound policies and objectives for the supervision of the Bank’s activities; establish a compliance program to monitor the Bank’s compliance with the Order; increase its allowance for loan losses to $4,728,000 after application of the funds necessary to effect the charge-off of certain adversely classified loans identified in the related Report of Examination of the FDIC and IDFPR (the “ROE”); implement a program for the maintenance of an adequate allowance for loan and lease losses; adopt a written profit plan and a realistic, comprehensive budget for all categories of income and expense for calendar year 2011; charge off from its books and records any loan classified as “loss” in the ROE; adopt a written plan to reduce the Bank’s risk position in each asset in excess of $500,000 which has been classified as “substandard” or “doubtful” in the ROE; cease extending additional credit to any borrower who is already obligated in any manner to the Bank on any extension of credit that has been charged off the books of the Bank or classified as “loss” in the ROE without the prior non-objection of the FDIC; not pay any dividends to the Company without prior regulatory approval; implement procedures for managing the Bank’s sensitivity to interest rate risk; provide the Company with a copy of the Order; and submit quarterly progress reports to the FDIC and IDFPR regarding the Bank’s compliance with the Order.

We have been actively working to comply with the requirements of the Order, which will remain in effect until modified or terminated by the FDIC and IDFPR. In addition to raising capital as described above, our Board of Directors has continuously reviewed the qualifications of, and has restructured, our management team and has determined that our current management team has the authority and ability to: (i) comply with the requirements of the Order; (ii) operate the Bank in a safe and sound manner; (iii) comply with applicable laws, rules, and regulations; and (iv) restore all aspects of the Bank to a safe and sound condition, including capital adequacy, asset quality, management effectiveness, earnings, liquidity, and sensitivity to interest rate risk. The Board has also continued its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all the Bank’s activities. In connection with its continued oversight, the Board meets no less than monthly to, at a minimum, review and approve: (i) reports of income and expenses; (ii) new, overdue, renewal, insider, charged off, and recovered loans; (iii) investment activity; (iv) the adoption or modification of operating policies; (v) individual committee reports; (vi) audit reports; (vii) internal control reviews including management responses; (viii) reconciliation of general ledger accounts; and (ix) compliance with the Order. We have also submitted a recapitalization plan to FDIC in accordance with the terms of the Order.

Any material failure to comply with the provisions of the Order could result in enforcement actions by the FDIC and IDFPR. While the Company intends to take such actions as may be necessary to enable the Bank to comply with the requirements of the Order, there can be no assurance that the Bank will be able to comply fully with the provisions of the Order, or to do so within the timeframes required, that compliance with the Order will not be more time consuming or more expensive than anticipated, or that compliance with the Order will enable the Company and the Bank to resume profitable operations, or that efforts to comply with the Order will not have adverse effects on the operations and financial condition of the Company and the Bank.

In addition to the Order, on January 14, 2011, the Company was notified by the Federal Reserve Bank of Chicago (the “FRB”) that the overall condition of the Company and the Bank is less than satisfactory. As a result, the Company must now obtain prior written approval from the FRB prior to, among other things, the payment of any capital distribution, including stockholder dividends, or making any payments related to any outstanding trust preferred securities. The Company was also required, within thirty days of January 14, 2011, to downstream all remaining funds to the Bank with the exception of the Company’s non-discretionary payments required to be made over the next twelve months. Additionally, the Company is required to comply with (i) the provisions of Section 32 of the Federal Deposit Insurance Act and Section 225.71 of the Rules and Regulations of the Board of Governors of the Federal Reserve System with respect to the appointment of any new Company directors or the hiring or change in position of any Company senior executive officer and (ii) the restrictions on making “golden parachute” payments set forth in Section 18(k) of the Federal Deposit Insurance Act.

Recent Developments

Financial Condition

Like many financial institutions across the United States, our operations have been impacted by recent economic conditions. During 2008 and 2009, the economic crisis that was initially confined to residential real estate and subprime lending evolved into a global economic crisis that negatively impacted not only liquidity and credit quality but also economic indicators such as the labor market, the capital markets and real estate values. As a result of this significant downturn, we have been adversely affected by declines in the residential and commercial real estate market in our market area.

Declining home prices, slowing economic conditions and increasing levels of delinquencies and foreclosures have negatively affected the credit performance of our residential real estate and commercial real estate loans, resulting in an increase in our level of nonperforming assets and loans past due 90 days or more and still accruing interest and charge-offs of problem loans. At the same time, competition among depository institutions in our markets for deposits and quality loans has increased significantly.

As a result of the deterioration in economic conditions and the local real estate market, the Company experienced net losses of $4.6 million, $11.0 million and $2.5 million for the fiscal years ended December 31, 2010, 2011 and 2012, respectively, and experienced a net loss of $2.8 million for the six months ended June 30, 2013 compared to a net loss of $1.2 million for the six months ended June 30, 2012. During this time, the book value of the Company’s common stock, on a fully converted basis, decreased from $14.26 per share at December 31, 2010 to $0.73 per share at June 30, 2013. The Company also experienced loan loss provisions totaling $8.3 million, $6.2 million and $1.6 million for the fiscal years ended December 31, 2010, 2011 and 2012, respectively, and experienced a loan loss provision of $1.3 million for the six months ended June 30, 2013 compared to $957,000 for the six months ended June 30, 2012. Total nonperforming assets have decreased from $23.3 million at December 31, 2010 to $16.8 million at December 31, 2012 and have been further reduced to $8.9 million as of June 30, 2013.

December 2012 Private Placement Offering

As previously disclosed, in an effort to satisfy the increased capital requirements set forth in the Order, Community Financial Shares entered into a securities purchase agreement (the “Securities Purchase Agreement”), dated as of November 13, 2012, with certain accredited investors and members of the Company’s Board of Directors and executive management team pursuant to which, on December 21, 2012, the Company issued an aggregate of 4,315,300 shares of common stock at $1.00 per share, 133,411 shares of Series C convertible noncumulative perpetual preferred stock (the “Series C Preferred Stock”) at $100.00 per share, 56,708 shares of Series D convertible noncumulative perpetual preferred stock (the “Series D Preferred Stock”) at $100.00 per share and 6,728 shares of Series E convertible noncumulative perpetual preferred stock (the “Series E Preferred Stock”) at $100.00 per share in a private placement offering, for gross proceeds of $24.0 million. The 133,411 shares of Series C Preferred Stock, the 56,708 shares of Series D Preferred Stock and the 6,728 shares of Series E Preferred Stock are convertible into 13,341,100, 5,670,800 and 672,800 shares of Company common stock, respectively. The effective price per share paid by investors was $1.00 per common share after taking into account the anti-dilution provisions of the Securities Purchase Agreement.

Closings. The Securities Purchase Agreement provided that the Company would conduct two closings in connection with the private placement offering. The first closing, which occurred on December 21, 2012, resulted in $24.0 million in gross proceeds, or $21.5 million in net proceeds after deducting offering expenses of $2.5 million. The Company used the net proceeds from the first closing to (i) redeem the Company’s $6.9 million of preferred stock previously issued to the U.S. Department of Treasury pursuant to the TARP Capital Purchase Program, (ii) repay the Company’s indebtedness to a third party lender, (iii) enhance the capital of the Bank, as required by the terms of the Order previously issued by FDIC and IDFPR, and (iv) support the future operational growth of the Company.

In accordance with the terms of the Securities Purchase Agreement, after the first closing, the Company commenced a rights offering pursuant to which existing holders of the Company’s common stock (not the investors participating in the first closing) were able to purchase up to an aggregate of 3,000,000 shares of Company common stock at a price of $1.00 per share. For more information on the rights offering, see “- Rights Offering” below.

Under the Securities Purchase Agreement, certain investors were permitted to purchase additional shares of Series C Preferred Stock and Series D Preferred Stock and Series E Preferred Stock, as applicable, in a subsequent second closing to the extent their ownership interests in the Company were diluted by the issuance of shares in the rights offering. On July 17, 2013, the Company consummated the second closing, pursuant to which it issued to the Selling Shareholders identified in this prospectus an aggregate of 1,192 shares of Series C Preferred Stock at $100.00 per share and 1,385 shares of Series D Preferred Stock at $100.00 per share for gross proceeds of $257,700. The 1,192 shares of Series C Preferred Stock and the 1,385 shares of Series D Preferred Stock that were issued in connection with the second closing are convertible into 119,200 and 138,500 shares of Company common stock, respectively. The second closing resulted in $257,700 in gross proceeds, or $226,850 in net proceeds after deducting offering expenses of $30,850. The Company used the net proceeds from the second closing to enhance the capital position of the Company.

Rights Offering. As previously disclosed, and in accordance with the provisions of the Securities Purchase Agreement, on March 28, 2013, the Company sold 483,121 shares of common stock at a price of $1.00 per share in a nontransferable rights offering for gross proceeds of $483,121, or $424,800 in net proceeds after deducting offering expenses of $58,300. The Company used the net proceeds from the rights closing to enhance the capital position of the Company. Including the second closing and rights offering, gross proceeds of the private placement offering totaled $24.7 million, or $22.1 million in net proceeds after deducting aggregate offering expenses of $2.6 million.

Board Representation. The Securities Purchase Agreement provided that the size of the Board of Directors of the Company must be fixed at nine members and that, subject to any required regulatory approvals, the Company would (i) appoint Donald H. Wilson as the Chairman of the Company’s and the Bank’s Board of Directors and (ii) appoint three individuals approved by three different nominating investors as members of the Company’s and the Bank’s Board of Directors and to certain committees thereof. Each of the nominating investors has the right to be represented on the Board of Directors of the Company and the Bank by one director of its choice for as long as it maintains at least a 2.5% ownership interest in the Company. Upon the receipt of all required regulatory approvals, Mr. Wilson was appointed as Chairman of the Board and Daniel Strauss, Christopher Hurst and Philip Timyan were appointed as directors of the Company and the Bank in accordance with the terms of the Securities Purchase Agreement. In anticipation of these appointments, and pursuant to the restriction in the Securities Purchase Agreement that the size of the Board of Directors may not exceed nine members, Donald H. Fischer retired as Chairman of the Board of Directors in January 2013 and William F. Behrmann, H. David Clayton, Joseph S. Morrissey and Robert F. Haeger resigned from the Board of Directors in February 2013.

Use of Proceeds. The proceeds of the December 2012 private placement were used to (i) redeem the Company’s $6.9 million of preferred stock previously issued to the U.S. Department of Treasury pursuant to the TARP Capital Purchase Program, (ii) repay the Company’s indebtedness to a third party lender, (iii) enhance the capital of the Bank, as required by the terms of the Order previously issued by FDIC and IDFPR, and (iv) support the future operational growth of the Company. On November 13, 2012, the Company entered into a securities purchase agreement with the U.S. Department of Treasury (the “TARP Securities Purchase Agreement”) pursuant to which, subject to the completion of the December 2012 private placement offering and the receipt of Federal Reserve Board approval, it agreed to repurchase the shares of preferred stock it previously issued pursuant to the TARP Capital Purchase Program for $3,293,550 plus an amount equal to 45% of the accrued and unpaid dividends on such preferred shares. The Company consummated the transactions contemplated by the TARP Securities Purchase Agreement on December 21, 2012.

Stockholder Approval. In order to consummate the transactions contemplated by the Securities Purchase Agreement, the Company was required to obtain stockholder approval of (i) a proposal to amend the Company’s Certificate of Incorporation to increase the authorized number of shares of the common stock of the Company to 75,000,000 shares from 5,000,000 shares and (ii) a proposal to amend the Company’s Certificate of Incorporation to specify that each outstanding share of Company common stock is entitled to one vote on each matter submitted to a vote of the Company’s stockholders so that each share of convertible voting preferred stock issued in the private placement could vote together with the shares of Company common stock on an as converted basis. Each of these proposals required the approval of the holders of a majority of the Company’s outstanding shares of common stock. In order to save the expense associated with holding a special meeting of the Company’s stockholders, the Board of Directors elected to obtain stockholder approval of the amendments described above by written consent pursuant to Section 228 of the Delaware General Corporation Law, rather than by calling a meeting of stockholders. Accordingly, on November 12, 2012, the Board of Directors voted to eliminate Article II, Section 13 of the Company’s Bylaws, which provided that any action taken by stockholders of the Company without a meeting required the written consent of all of the stockholders entitled to vote with respect to the subject matter. The amendment of the Bylaws was effected without stockholder approval, which was not required under Delaware law. On December 12, 2012, the Company received the requisite number of stockholder consents needed to approve both amendments to the Company’s Certificate of Incorporation.

Non-Dilution Rights. The Securities Purchase Agreement provides that, until December 21, 2013, the Company may generally not issue any additional shares of common stock or other securities convertible into shares of common stock without the consent of the investors or the approval of two-thirds of the Company’s Board of Directors. To the extent that the Company issues additional securities in accordance with this provision, investors have non-dilution rights under the Securities Purchase Agreement that will enable them, if they so choose, to purchase a number of shares of common stock (at the same price and on the same terms made available to purchasers of shares in the subsequent stock issuance) as would enable them to maintain the same economic ownership interest in the Company that they had immediately following the closing of the rights offering that was completed in March 2013.

Registration Rights Agreement. In connection with the execution of the Securities Purchase Agreement, the Company and each of the investors also entered into a Registration Rights Agreement. The Registration Rights Agreement required the Company to file a registration statement with the Securities and Exchange Commission to register the resale of the shares of common stock issuable upon the conversion of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock by investors participating in the private placement offering and also provides investors with demand and piggyback registration rights under certain circumstances.

Preferred Stock Conversion Blockers. Each share of Series C Preferred Stock is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock, provided, however, that a holder may not convert shares of the Series C Preferred Stock to the extent that such conversion would result in the holder or its affiliates beneficially owning more than 9.9% or 4.9%, as applicable, of the Company’s outstanding common stock. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely shares of Series C Preferred Stock, or a combination of Series C Preferred Stock and common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted more than 4.9% of the Company’s voting securities, or (ii) shares of both Series C Preferred Stock and Series D Preferred Stock, then the 9.9% conversion blocker will be applicable to such investor and its transferees. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Stock, or a combination of Series C Preferred Stock and common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted 4.9% or less of the Company’s voting securities, or (ii) both Series C Preferred Stock and Series E Preferred Stock, then the 4.9% conversion blocker will be applicable to such investor and its transferees. Accordingly, the number of shares of common stock and percentage common stock reflected in the following table includes those shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Shares of Series D Preferred Stock and Series E Preferred Stock are convertible into shares of Series C Preferred Stock on a one-for-one basis, provided, however, that no such conversion results in any person, together with its affiliates, holding more than a 9.9% or 4.9% voting ownership interest, respectively, in the Company.

September 2013 Private Placement Offering

On September 30, 2013, the Company consummated its previously announced private placement offering, pursuant to which the Company issued 2,836,900 shares of common stock to accredited investors at a purchase price of $1.00 per share. In connection with the closing of the September 2013 private placement offering, the Company also issued an additional 350,200 shares of common stock at a purchase price of $1.00 per share and 7,334 shares of Series D convertible noncumulative perpetual preferred stock at a purchase price of $100.00 per share to existing stockholders of the Company. The additional shares of common stock and preferred stock were issued to satisfy the exercise of non-dilution rights afforded to stockholders under the Securities Purchase Agreement. Including these anti-dilution shares, the Company raised aggregate proceeds of $3,920,500 in connection with the completion of the private placement offering, $3.4 million in net proceeds after deducting offering expenses of $472,000. The Company used the net proceeds from the September 2013 private placement offering to invest $500,000 in the Bank and to further enhance the capital position of the Company. The issuance of shares in the September 2013 private placement offering was approved by at least two-thirds of the Company’s Board of Directors as required under the Securities Purchase Agreement. After giving effect to the first and second closings of the December 2012 private placement offering, the March 2013 rights offering and the September 2013 private placement offering, the number of shares of outstanding Company common stock has increased from 1,245,267 to 10,781,988 since the execution of the Securities Purchase Agreement on November 13, 2012.

Corporate Governance Matters

Change in State of Incorporation. On June 25, 2013 the Company changed its state of incorporation from Delaware to Maryland. The reincorporation, which was effected to eliminate the Company’s significant annual Delaware franchise tax expense, was approved by the stockholders of the Company at the annual meeting of stockholders held on June 13, 2013. The reincorporation was completed by means of a merger of Community Financial Shares, Inc., a Delaware corporation (“CFIS-Delaware”), with and into Community Financial Shares, Inc., a Maryland corporation (“CFIS-Maryland”), a wholly owned subsidiary of CFIS-Delaware incorporated for the purpose of effecting the reincorporation, with CFIS-Maryland being the surviving corporation. As a result of the merger, holders of CFIS-Delaware’s capital securities are now holders of CFIS-Maryland’s capital securities, and their rights as holders thereof are governed by the Maryland General Corporation Law and the Articles of Incorporation and Bylaws of CFIS-Maryland. For a description of the differences between the rights of holders of CFIS-Delaware’s and CFIS-Maryland’s capital securities, see “Comparison of Stockholder Rights” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 29, 2013 and incorporated herein by reference. The reincorporation did not result in any change in the business or principal facilities of CFIS-Delaware.

Appointment of New President and Chief Executive Officer. On August 15, 2013, the Board of Directors of the Company and the Bank appointed Donald H. Wilson as the President and Chief Executive Officer of the Company and the Bank effective as of August 15, 2013. As a result of the management restructuring, effective as of August 15, 2013, Scott W. Hamer, the former President and Chief Executive Officer of the Company and the Bank, was terminated as President and Chief Executive Officer. Mr. Wilson has served as the Chairman of the Company’s and the Bank’s Board of Directors since April 2013 and continues to serve in this capacity following his appointment as the President and Chief Executive Officer of the Company and the Bank.

Terms of the Offering

Shares Offered	Up to 1,622,100 shares of common stock

Selling Shareholders	See “Selling Shareholders” for information regarding the Selling Shareholders.

Use of Proceeds	We will not receive any proceeds from the resale of the Shares by the Selling Shareholders.

Plan of Distribution	See “Plan of Distribution” for a discussion of the methods that may be used by the Selling Shareholders in their offer and sale of the Shares.

Risk Factors	See “Risk Factors” for a discussion of certain factors you should consider before investing in the Shares.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in our most recent Annual Report on Form 10-K on file with the SEC, which are incorporated by reference in this prospectus. In addition to the risk factors set forth in our most recent Annual Report on Form 10-K, you should also carefully consider the following risks. If any of the risks set forth in our Annual Report on Form 10-K or listed below actually occur, our business, financial condition and results of operations could be materially harmed. In addition, risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, financial condition and results of operations. If this were to happen, the value of our common stock could decline significantly and you could lose all or part of your investment.

A significant percentage of the Company’s voting securities was sold to investors in the Company’s December 2012 private placement offering and September 2013 private placement offering, and these investors may therefore have the ability to significantly impact certain corporate actions that other stockholders of the Company may not agree with.

A significant percentage of the Company’s voting securities was sold to investors in the Company’s December 2012 private placement offering and September 2013 private placement offering. Our six largest investors, who are identified in the section of this prospectus entitled “Security Ownership of Certain Beneficial Owners and Management - Security Ownership of Certain Beneficial Owners,” each beneficially own more than 5.0% of the Company’s outstanding voting securities and collectively beneficially own approximately 41.1% of the Company’s outstanding voting securities as a result of their participation in the Company’s December 2012 and/or September 2013 private placement offerings. Because the collective voting interests acquired by these investors represent a substantial percentage of the Company’s outstanding voting securities, these investors have the ability to significantly impact the outcome of proposals presented for a vote of the Company’s stockholders, such as the election of directors, particularly in the event that they vote their shares in a similar manner.

Three of the investors that participated in our December 2012 private placement offering were each entitled to appoint a member of our Board of Directors. Additionally, in connection with the December 2012 private placement offering, the Company agreed to appoint Donald H. Wilson, who was also an investor in the offering, to serve as Chairman of the Board of Directors following the December 2012 private placement offering. These appointees represent four of the Company’s nine directors and may therefore be able to exert significant influence over the Board of Directors.

On December 21, 2012, the Company consummated a $24.0 private placement offering pursuant to the terms of a Securities Purchase Agreement, dated as of November 13, 2012, by and between the Company and more than 60 accredited investors. In accordance with the terms of the Securities Purchase Agreement, three of the investors that participated in our December 2012 private placement offering were entitled to each appoint a member of our Board of Directors. Furthermore, pursuant to the terms of the Securities Purchase Agreement, each of these three investors will have the right to be represented on the Company’s Board of Directors by one director of its choice for as long as it maintains at least a 2.5% ownership interest in the Company. In addition, under the Securities Purchase Agreement, the Company agreed to appoint Donald H. Wilson, who was also an investor in the offering, to serve as Chairman of the Board of Directors following the December 2012 private placement offering. However, unlike the other three investors that have appointed Board representatives, Mr. Wilson does not have the right to continue to serve on the Board for so long as he maintains a minimum ownership interest in the Company. The individuals appointed to serve on the Board of Directors pursuant to the terms of the Securities Purchase Agreement currently comprise four of the nine members of our Board of Directors. Although these four individuals constitute less than a majority of the Company’s Board of Directors, the representation of these investors on the Board of Directors may increase their ability to influence the Board to take certain corporate actions that other stockholders of the Company may not agree with.

Our ability to pay dividends on shares of our common stock is limited by current regulatory restrictions, the terms of our outstanding shares of preferred stock and our desire to continue to preserve capital.

Historically, it has been a policy of the Company to pay only small to moderate dividends so as to retain earnings to support growth. However, on October 15, 2008 the Board of Directors voted to suspend the payment of cash dividends on the Company’s common stock in an effort to conserve capital. On January 14, 2011, the Company was notified by the Federal Reserve Bank of Chicago that the overall condition of the Company and the Bank is less than satisfactory. As a result, the Company must now obtain prior written approval from the Federal Reserve Bank of Chicago prior to paying any dividends on its outstanding common stock. In addition, the holders of our outstanding shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred stock are entitled to participate in all common stock dividends on an as converted basis, and we may not pay dividends on our common stock unless an identical dividend is payable at the same time on the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. Currently, we have 119,091, 65,427 and 6,728 outstanding shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred stock, each of which is convertible into 100 shares of common stock. As a result of the regulatory restrictions imposed by the Federal Reserve Bank of Chicago, the significant number of shares of our outstanding Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock and our desire to continue to preserve capital, we may be unable to resume the payment of dividends on our shares of outstanding common stock.

The market price of our common stock may decline due to the large number of shares that have been registered for resale by certain investors that participated in our December 2012 and September 2013 private placement offerings.

In connection with the private placement offerings that we completed in December 2012 and September 2013, we have registered with the Securities and Exchange Commission an aggregate of 21,306,800 shares of common stock that have been issued to investors, or are issuable to investors upon the conversion of shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred stock purchased in the private placement offerings. Prior to the consummation of the December 2012 private placement offering, we had a total of 1,245,267 shares of common stock registered with the Securities and Exchange Commission. Although our common stock trades on the OTCQB, it is not traded as regularly as the common stock of larger bank holding companies listed on other stock exchanges, such as the New York Stock Exchange, the Nasdaq Stock Market or the American Stock Exchange. Accordingly, the value of your common stock may be subject to decreases due to additional volatility of the price of our common stock caused by an investor or multiple investors seeking to sell a significant number of shares in the open market.

The issuance of additional shares of common stock or other equity securities will further dilute the ownership interests of existing stockholders.

Our Articles of Incorporation authorize our Board of Directors to issue up to 75,000,000 shares of common stock. Currently, we have 10,781,988 shares of common stock outstanding and have reserved approximately an additional 20,124,600 shares for issuance upon the conversion of shares of our outstanding preferred stock or to fund future equity awards. Accordingly, our Board of Directors is currently authorized to issue approximately an additional 45,119,662 shares of common stock. In order to maintain our capital at desired levels or required regulatory levels, or to fund future growth, our Board of Directors may decide from time to time to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of our common stock. The sale of these securities may significantly dilute our shareholders’ ownership interest as a shareholder and the market price of our common stock. New investors of other equity securities issued by us in the future may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

We are required to comply with the terms of a consent order issued by the FDIC and the IDFPR and lack of compliance could result in monetary penalties and/or additional regulatory actions.

We have entered into the Order with the FDIC and IDFPR without admitting or denying that grounds exist for the FDIC and IDFPR to initiate an administrative proceeding against the Bank. The Order is a formal corrective action pursuant to which we have agreed to address specific areas through the adoption and implementation of procedures, plans and policies designed to enhance the safety and soundness of the Bank. These affirmative actions include, but are not limited to, increased Board participation and the implementation of plans to address capital, sensitivity to interest rate risk, charge-offs and the disposition of assets.

The Order specifies certain timeframes for meeting these requirements, and we must furnish periodic progress reports to the FDIC and IDFPR regarding our compliance with the provisions of the Order. Specifically, the Order required the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. Although we raised additional capital in connection with the first closing of our December 2012 private placement offering and our March 2013 rights offering , our capital ratios have further declined over the first two quarters of 2013 and continue to be below the requirements set forth in the Order. At June 30, 2013, our Tier 1 and total capital ratios were 6.7% and 11.4%, compared to 6.8% and 11.8% at March 31, 2013 and 7.7% and 12.6% at December 31, 2012, respectively. On September 30, 2013, the Company consummated its previously announced September 2013 private placement offering, pursuant to which it issued 3,187,100 shares of common stock to investors at a price of $1.00 per share and 7,334 shares of Series D Preferred Stock at a price of $100.00 per share to investors, including 631,000 shares of common stock and 7,334 shares of Series D Preferred Stock that were issued to the Selling Shareholders to satsify the exercise of their anti-dilution rights under the Securities Purchase Agreement. The additional capital we have raised since June 30, 2013 in connection with the completion of the second closing of our December 2012 private placement offering and our September 2013 private placement offering has brought the Bank closer to meeting the capital requirements set forth in the Order. However, our continued inability to meet the capital requirements of the Order may result in monetary penalties and/or additional regulatory actions and may require us to raise additional capital in the future. Our ability to raise additional capital is contingent on the current capital markets and on our financial performance.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the Shares by the Selling Shareholders. The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

MARKET FOR THE COMMON STOCK AND DIVIDEND INFORMATION

The common stock of Community Financial Shares is quoted on the OTCQB under the trading symbol “CFIS.”

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. Purchasers of our common stock should have long-term investment intent and should recognize that there may be a limited trading market in our common stock.

The following table sets forth the high and low trading prices for shares of our common stock and cash dividends paid per share for the periods indicated. As of             , 2013, there were              shares of common stock issued and outstanding.

	High	Low	Dividend (per share)
2013
First Quarter	$1.45	$1.07	$0.00
Second Quarter	1.30	1.16	0.00
Third Quarter	1.30	0.81	0.00
Fourth Quarter (through , 2013)			0.00

2012
First Quarter	$2.25	$2.00	$0.00
Second Quarter	2.20	2.00	0.00
Third Quarter	2.20	1.25	0.00
Fourth Quarter	1.25	0.80	0.00

2011
First Quarter	$6.60	$2.50	$0.00
Second Quarter	5.00	3.50	0.00
Third Quarter	4.45	2.20	0.00
Fourth Quarter	2.40	2.00	0.00

On             , 2013, the most recent practicable date before the date of this prospectus, the closing price of our common stock as quoted on the OTCQB was $         per share. As of the close of business on             , 2013, Community Financial Shares had approximately              shareholders of record. This number does not include the number of persons or entities that hold our common stock in nominee or “street” name through various brokerage firms, banks and other nominees.

Historically, it has been a policy of Community Financial Shares to pay only small to moderate dividends so as to retain earnings to support growth. However, on October 15, 2008 the board of directors voted to suspend the payment of the quarterly cash dividend on Community Financial Shares’ common stock in an effort to conserve capital. As a result there have been no dividends paid on the common stock of Community Financial Shares since October 2008.

On January 14, 2011, Community Financial Shares was notified by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) that the overall condition of Community Financial Shares and Community Bank - Wheaton/Glen Ellyn is less than satisfactory. As a result, Community Financial Shares must now obtain prior written approval from the Federal Reserve Board prior to, among other things, the payment of any capital distribution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table indicates, as of             , 2013, the number of shares of voting securities beneficially owned by each greater than five percent holder of the Company’s outstanding voting securities.

Each share of Series C Preferred Stock is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock, provided, however, that a holder may not convert shares of the Series C Preferred Stock to the extent that such conversion would result in the holder or its affiliates beneficially owning more than 9.9% or 4.9%, as applicable, of the Company’s outstanding common stock. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely shares of Series C Preferred Stock, or a combination of Series C Preferred Stock and common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted more than 4.9% of the Company’s voting securities, or (ii) shares of both Series C Preferred Stock and Series D Preferred Stock, then the 9.9% conversion blocker will be applicable to such investor and its transferees. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Stock, or a combination of Series C Preferred Stock and common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted 4.9% or less of the Company’s voting securities, or (ii) both Series C Preferred Stock and Series E Preferred Stock, then the 4.9% conversion blocker will be applicable to such investor and its transferees. Accordingly, the number of shares of common stock and percentage common stock reflected in the following table includes those shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Shares of Series D Preferred Stock and Series E Preferred Stock are convertible into shares of Series C Preferred Stock on a one-for-one basis, provided, however, that no such conversion results in any person, together with its affiliates, holding more than a 9.9% or 4.9% voting ownership interest, respectively, in the Company.

For more information on the conversion rights of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, see the footnotes applicable to each beneficial owner and “Description of Capital Stock - Preferred Stock - Series C Preferred Stock - Conversion Rights,” “- Series D Preferred Stock - Conversion Rights” and “- Series E Preferred Stock.”

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Giving Effect to Preferred Stock Conversion Blockers		Percent of Common Stock Beneficially Owned Giving Effect to Preferred Stock Conversion Blockers (1)	Additional Shares of Common Stock Excluded from Beneficial Ownership Due to Preferred Stock Conversion Blockers	Total Shares of Common Stock Owned Absent Preferred Stock Conversion Blockers

SBAV LP SBAV GP LLC Clinton Magnolia Master Fund, Ltd. George Hall Clinton Group, Inc. 601 Lexington Avenue, 51st Floor New York, New York 10022	1,150,035	(2)	9.9%	6,296,665	7,446,700

Wellington Management Company, LLP Wellington Hedge Management, LLC 280 Congress Street Boston, Massachusetts 02210	1,150,035	(3)	9.9%	1,810,765	2,960,800

Fullerton Capital Partners LP 100 Drakes Landing Road, Suite 300 Greenbrae, California 94904	1,184,702	(4)	9.9%	1,314,598	2,499,300

Philip J. Timyan 4324 Central Avenue Western Springs, Illinois 60558	1,184,702	(5)	9.9%	315,298	1,500,000

Otter Creek Partners I Otter Creek International Ltd Otter Creek Management, Inc. 222 Lakeview Avenue West Palm Beach, Florida 33401	920,000	(6)	8.5%	—	920,000

Beth and Ken Karmin Family Trust 1555 Capri Drive Pacific Palisades, California 90272	558,708	(7)	5.2%	—	558,708

(1)	Based on 10,781,988 shares of common stock outstanding as of , 2013, plus all shares of common stock issuable to the shareholder upon the conversion of shares of Series C Preferred Stock currently held by the shareholder, to the extent that such conversion is not prohibited by the blocker provisions applicable to the Series C Preferred Stock. For purposes of this calculation, it is assumed that no other shareholders have converted any shares of Series C Preferred Stock.
(2)	Includes 315,500 shares of common stock and 834,535 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Excludes (i) 1,096,365 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock held by SBAV LP, a Delaware limited partnership (“SBAV”), and Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted Company (“Magnolia”), and (ii) 5,200,300 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock held by SBAV because of the Series C Preferred Stock and Series D Preferred Stock conversion blockers. Without the Series C Preferred Stock and Series D Preferred Stock conversion blockers, the shareholders would be deemed to beneficially own 7,446,700 shares of common stock. SBAV GP LLC, a Delaware limited liability company (“SBAV GP”), as the general partner of SBAV and Clinton Group, Inc., a Delaware corporation (“CGI”), by virtue of being the investment manager of SBAV and Magnolia, have the power to vote or direct the voting and to dispose or direct the disposition of, all of the Shares beneficially owned by SBAV and Magnolia. George Hall, as the sole managing member of SBAV GP and President of CGI, is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SBAV, SBAV GP and CGI have voting power or dispositive power. Accordingly, SBAV, SBAV GP, Magnolia, CGI and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to all of the Company’s securities beneficially owned by SBAV. SBAV GP, Magnolia, CGI and Mr. Hall disclaim beneficial ownership of any and all such securities in excess of their actual pecuniary interest therein.
(3)	Includes 315,500 shares of common stock and 834,535 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Excludes (i) 1,096,365 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and (ii) 714,400 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock because of the Series C Preferred Stock and Series D Preferred Stock conversion blockers. Without the Series C Preferred Stock and Series D Preferred Stock conversion blockers, the shareholders would be deemed to beneficially own 2,960,800 shares of common stock.
(4)	Includes 1,184,702 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Excludes (i) 686,598 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and (ii) 628,000 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock because of the Series C Preferred Stock and Series D Preferred Stock conversion blockers. Without the Series C Preferred Stock and Series D Preferred Stock conversion blockers, the shareholder would be deemed to beneficially own 2,499,300 shares of common stock.
(5)	Includes 1,184,702 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Excludes 315,298 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock because of the Series C Preferred Stock conversion blocker. Without the Series C Preferred Stock conversion blocker, the shareholder would be deemed to beneficially own 1,500,000 shares of common stock.
(6)	Based on a Schedule 13G filed with the SEC on February 28, 2013. Includes 920,000 shares of common stock.
(7)	Includes 558,708 shares of common stock.

Security Ownership of Management

The following table indicates, as of             , 2013, the number of shares of common stock beneficially owned by each director of the Company, the named executive officers of the Company, and all directors and executive officers of the Company as a group.

Name of Beneficial Owner	Number of Shares (1)		Percent of Common Stock Outstanding (2)
Penny A. Belke, DDS	166,299		1.54%
Raymond A. Dieter, Jr., MD	102,312	(3)	0.95
Scott W. Hamer	135,750		1.26
Christopher M. Hurst	20,000		0.18
Mary Beth Moran	61,202		0.57
John M. Mulherin	20,496	(4)	0.19
Daniel Strauss	—		—
Donald H. Wilson	500,000	(5)	4.47
Philip J. Timyan	1,184,702	(6)	9.90
Christopher P. Barton	169,242		1.57
Jeffrey A. Vock	50,600	(7)	0.47
Eric J. Wedeen	252,200	(8)	2.29
All Directors and Executive Officers as a Group (12 Persons)	2,662,803		21.90%

(1)	Includes shares issuable pursuant to stock options currently exercisable within 60 days of , 2013, as follows: Mr. Hamer - 3,950 shares, Mr. Vock - 600 shares and Mr. Wedeen - 2,200 shares.
(2)	Based on 10,781,988 shares of common stock outstanding as of , 2013 for all directors and executive officers except for Messrs. Wilson, Timyan, Vock, Wedeen For Mr. Wilson, based on 10,781,988 shares of common stock outstanding as of , 2013, plus all shares of common stock issuable to the individual upon the conversion of shares of Series C Preferred Stock currently held by the individual, to the extent that such conversion is not prohibited by the blocker provisions applicable to the Series C Preferred Stock. For purposes of this calculation, it is assumed that no other shareholders have converted any shares of Series C Preferred Stock.
(3)	Includes 2,776 shares held in a trust of which Dr. Dieter is trustee.
(4)	Includes 4,112 shares held in joint tenancy of which Mr. Mulherin has shared investment and voting power and 1,208 shares held by Mr. Mulherin’s spouse in an IRA.
(5)	Includes 100,000 shares of common stock and 400,000 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.
(6)	Includes 1,184,702 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Excludes 428,055 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock because of the Series C Preferred Stock conversion blocker. Without the Series C Preferred Stock conversion blocker, the shareholder would be deemed to beneficially own 1,500,000 shares of common stock.
(7)	Includes 50,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock.
(8)	Includes 250,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are currently authorized to issue 75,000,000 shares of common stock, $0.01 par value per share. There were 10,781,988 shares of common stock outstanding as of as of             , 2013. In addition, up to 19,124,660 shares of common stock are issuable to investors upon the conversion of outstanding shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

Dividend Rights. Subject to the rights of the holders of our Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of legally available funds, and to receive pro rata any assets distributable to holders of our common stock upon our liquidation.

Voting Rights. Each outstanding share of our common stock shall entitle the holder thereof to one vote on all matters which are to be voted on, including the election of directors. Voting on all matters is non-cumulative. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Liquidation Rights. Subject to the rights and preferences of the holders of our Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, in the event of liquidation of Community Financial Shares, the holders of our common stock shall be entitled to receive, pro rata, all the remaining assets available for distribution to stockholders.

Other Rights. Common shareholders have no preemptive rights to purchase additional securities that may be issued by us in the future. There are no redemption or conversion provisions applicable to our common stock, and common shareholders are not liable for any further capital call or assessment.

Preferred Stock

In May 2009, we issued shares of our Series A Preferred Stock and Series B Preferred Stock to the U.S. Department of Treasury in connection with the TARP Capital Purchase Program. The shares of Series A Preferred Stock and Series B Preferred Stock were redeemed by us on December 21, 2012 and no shares of Series A Preferred Stock or Series B Preferred Stock are currently outstanding.

A summary of the material terms of our Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, shares of which we issued in connection with the Offering, are set forth below.

Series C Preferred Stock

Voting Rights. Each share of the Series C Preferred Stock will be entitled to the number of votes equal to the number of shares of common stock into which each share of Series C Preferred Stock is convertible (initially 100 (subject to adjustment for any split, subdivision, combination, consolidation or similar event with respect to the common stock)) with respect to any matter presented to the common stockholders. In the event that the Company effects a division of its common stock into a greater number of shares (by stock split, reclassification or otherwise than by payment of distributions in common stock or in any right to acquire the common stock), the 1-to-100 conversion rate before such subdivision shall be proportionately decreased so that the number of shares of common stock issuable on conversion of each share of Series C Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of common stock outstanding. In the event the outstanding common stock is combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of common stock, 1-to-100 conversion rate shall be proportionately increased so that the number of shares of common stock issuable upon the conversion of each share of Series C Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of common stock outstanding.

In addition, for so long as any shares of Series C Preferred Stock are outstanding, we may not (including by means of merger, consolidation or otherwise), without obtaining the approval of the holders of a majority of the outstanding shares of Series C Preferred Stock: (i) issue additional amounts or classes of senior securities or reclassify any junior or parity securities into senior securities; (ii) modify the terms of the Series C Preferred Stock or our bylaws so as to significantly and adversely affect the rights or preferences of the Series C Preferred Stock; (iii) approve or effect the liquidation, dissolution or winding up of our business and affairs in any form of transaction; (iv) pay dividends when preferred dividends on the Series C Preferred Stock are in arrears; or (v) take any other actions which, under the laws of Maryland or any other applicable law, requires the prior approval of the Series C Preferred Stock voting as a separate class.

Conversion Rights. Each share of Series C Preferred Stock is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock, provided, however, that a holder may not convert shares of the Series C Preferred Stock to the extent that such conversion would result in the holder or its affiliates beneficially owning more than 9.9% or 4.9%, as applicable, of the Company’s outstanding common stock. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely shares of Series C Preferred Stock, or a combination of Series C Preferred Stock and common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted more than 4.9% of the Company’s voting securities, or (ii) shares of both Series C Preferred Stock and Series D Preferred Stock, then the 9.9% conversion blocker will be applicable to such investor and its transferees. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Stock, or a combination of Series C Preferred Stock and common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted 4.9% or less of the Company’s voting securities, or (ii) both Series C Preferred Stock and Series E Preferred Stock, then the 4.9% conversion blocker will be applicable to such investor and its transferees.

Upon the receipt of a conversion notice from a holder of Series C Preferred Stock, we must (i) notify our transfer agent of the proposed conversion within one trading day and (ii) instruct the transfer agent to issue the applicable number of shares of common stock to the holder of the Series C Preferred Stock in book entry or certificate form within three trading days from the date on which we received the holder’s conversion notice. If we fail to deliver the shares of common stock within three trading days of its receipt of the conversion notice, we must pay the holder of Series C Preferred Stock an amount equal to 0.5% of the product of (x) the number of shares of common stock not issued to the holder multiplied by (y) the closing price of the common stock on the date the shares of common stock were required to be delivered. If we fail to pay these damages within five business days of the date incurred, such payments will bear interest at a rate of 1.5% per month (prorated for partial months) until such payments are made.

Rank. With respect to dividend and liquidation rights, the Series C Preferred Stock will rank: (i) subordinate and junior to our Series A Preferred Stock and Series B Preferred Stock, senior indebtedness and any of our future securities that, by their terms, are senior to the Series C Preferred Stock; (ii) on parity with the Series D Preferred Stock and Series E Preferred Stock and any of our future securities that, by their terms, are on parity to the Series C Preferred Stock; and (iii) senior to the common stock and any of our future securities that, by their terms, are not senior to or on parity with the Series C Preferred Stock.

Dividend Rights. Dividends may be paid on the Series C Preferred Stock as and when declared by our Board of Directors, subject to the prior and superior rights of the holders of any senior securities. In addition, the Series C Preferred Stock will participate in all common stock dividends on an as converted basis, and no dividends shall be payable on any junior securities or parity securities unless an identical dividend is payable at the same time on the Series C Preferred Stock.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series C Preferred Stock will be entitled to receive a liquidation preference, subject to the rights of any creditors of Community Financial Shares, before any distributions of our assets are made to the holders of the common stock. The liquidation preference will be equal to the greater of (i) the sum of (x) $100.00 per share of Series C Preferred Stock (as adjusted for any split, subdivision, combination, consolidation or similar event with respect to the Series C Preferred Stock ) and (y) the amount of any declared but unpaid distributions to the date of payment and (ii) the amount such holder would have received if the Series C Preferred Stock had been fully converted into common stock immediately prior to the liquidation, dissolution or winding up.

In addition, the consummation of a “change in control” of Community Financial Shares will constitute a liquidation, dissolution or winding up of Community Financial Shares for purposes of the Series C Preferred Stock’s liquidation preference. For this purpose, a “change in control” is defined as any of the following transactions that is approved by at least a majority of the members of our Board of Directors: (i) an acquisition by any person (other than Community Financial Shares, the current members of its Board of Directors and their descendants, or certain Community Financial Shares or Community Bank – Wheaton/Glen Ellyn benefit plans) of Community Financial Shares common stock that causes such person to own fifty percent (50%) or more of the combined voting power of our then outstanding voting securities; (ii) a reorganization, merger, consolidation or other corporate transaction involving Community Financial Shares with respect to which the shareholders of Community Financial Shares immediately prior to such transaction do not, immediately after the transaction, own more than fifty percent (50%) of the combined voting power of the surviving entity; (iii) the sale, transfer or assignment of all or substantially all of the assets of Community Financial Shares to any third party; or (iv) any other transactions or series of related transactions that have substantially the same effect as the transactions specified in (i) through (iii) above as reasonably determined by the Board of Directors. In such circumstances, in lieu of participating in a change of control, the holders of the Series C Preferred Stock may elect to require Community Financial Shares to make the liquidation payment for any or all of the shares of their Preferred Stock concurrently with the consummation of a change in control or pay interest thereon at a rate equal to the lesser of (i) 25% per annum or (ii) the maximum rate permitted by applicable law.

Anti-Dilution Rights. The Series C Preferred Stock provides for standard anti-dilution adjustments for combinations or divisions of common stock, the reclassification or reorganization of the common stock, and for dividends and distributions in shares of common stock.

Series D Preferred Stock.

Except with respect to voting rights, conversion rights and anti-dilution rights, the Series D Preferred Stock generally has the same preferences, limitations, and relative rights as, and is identical in all respects to, the Series C Preferred Stock.

Voting Rights. The Series D Preferred Stock generally does not have any voting rights. However, for so long as any shares of Series D Preferred Stock are outstanding, we may not (including by means of merger, consolidation or otherwise), without obtaining the approval of the holders of a majority of the outstanding shares of Series D Preferred Stock: (i) issue additional amounts or classes of senior securities or reclassify any junior or parity securities into senior securities; (ii) modify the terms of the Series D Preferred Stock or our bylaws so as to significantly and adversely affect the rights or preferences of the Series D Preferred Stock; (iii) approve or effect the liquidation, dissolution or winding up of Community Financial Shares’ business and affairs in any form of transaction; (iv) pay dividends when preferred dividends on the Series D Preferred Stock are in arrears; or (v) take any other actions which, under the laws of Maryland or any other applicable law, requires the prior approval of the Series D Preferred Stock voting as a separate class.

Conversion Rights. The Series D Preferred Stock is convertible into shares of Series C Preferred Stock on a one-for-one basis provided that no such conversion results in any person, together with its affiliates, holding more than a 9.9% voting ownership interest in Community Financial Shares, excluding for the purposes of this calculation any reduction in ownership resulting from transfers by such person of voting securities of Community Financial Shares. In addition, each share of Series D Preferred Stock shall be convertible into common stock only (i) simultaneously with the closing of a transfer to a transferee of such Series D Preferred Stock pursuant to a permitted transfer (such as (a) a widespread public distribution; (b) a transfer in which no transferee would receive two percent or more of any class of voting securities of Community Financial Shares; or (c) a transfer to a transferee that would control more than 50% of the voting securities of Community Financial Shares without any transfer from the holder) and (ii) at the sole discretion of the holder of such shares initially into 100 shares of common stock (subject to adjustment for any split, subdivision, combination, consolidation or similar event with respect to the common stock), upon written notice from the transferee. The conversion procedures for the Series D Preferred Stock and related damages provisions are identical to those of the Series C Preferred Stock.

Anti-Dilution Rights. The Series D Preferred Stock provides for standard anti-dilution adjustments for combinations or divisions of the Series C Preferred Stock, the reclassification or reorganization of the Series D Preferred Stock, and for dividends and distributions in shares of Series C Preferred Stock or common stock.

Series E Preferred Stock.

The Series E Preferred Stock has the same preferences, limitations, and relative rights as, and is identical in all respects to, shares of Series D Preferred Stock, except that the Series E Preferred Stock is convertible into shares of Series C Preferred Stock provided that no such conversion results in any person, together with its affiliates, holding more than a 4.9% voting ownership interest in Community Financial Shares, excluding for the purposes of this calculation any reduction in ownership resulting from transfers by such person of voting securities of Community Financial Shares.

Transfer Agent

The registrar and transfer agent for Community Financial Shares’ common stock is IST Shareholder Services, Wheaton, Illinois.

SELLING SHAREHOLDERS

December 2012 Private Placement Offering Second Closing. As previously disclosed, on December 21, 2012, pursuant to the terms of the Securities Purchase Agreement, the Company issued an aggregate of 4,315,300 shares of common stock at $1.00 per share, 133,411 shares of Series C Preferred Stock at $100.00 per share, 56,708 shares of Series D Preferred Stock at $100.00 per share and 6,728 shares of Series E Preferred Stock at $100.00 per share in the Offering, for gross proceeds of $24.0 million. On March 28, 2013, the Company sold 483,121 shares of common stock at a price of $1.00 per share in the Rights Offering for gross proceeds of $483,121.

Under the Securities Purchase Agreement, certain purchasers were permitted to purchase additional shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as applicable, in a subsequent second closing to the extent their ownership interests in the Company were diluted by the issuance of shares in the Rights Offering. On July 17, 2013, the Company consummated the second closing, pursuant to which it issued to the Selling Shareholders an aggregate of 1,192 shares of Series C Preferred Stock at $100.00 per share and 1,385 shares of Series D Preferred Stock at $100.00 per share for gross proceeds of $257,700. Including the second closing, gross proceeds of the Offering and the Rights Offering totaled $24.7 million. The shares of Series C Preferred Stock and Series D Preferred Stock sold to the Selling Shareholders in connection with the second closing were issued in reliance on an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D, as promulgated by the SEC.

September 2013 Private Placement Offering. On September 30, 2013, the Company consummated its previously announced September 2013 private placement offering, pursuant to which it issued 3,187,100 shares of common stock to investors at a price of $1.00 per share and 7,334 shares of Series D Preferred Stock at a price of $100.00 per share to investors, including 631,000 shares of common stock and 7,334 shares of Series D Preferred Stock that were issued to the Selling Shareholders to satisfy the exercise of their anti-dilution rights under the Securities Purchase Agreement.

The table below sets forth information concerning the resale of the Shares by the Selling Shareholders. We are not selling any securities under this prospectus and will not receive any proceeds from the resale of the Shares by the Selling Shareholders. Except as disclosed in the footnotes to the table below, (i) all Shares issuable to the Selling Shareholders will be issued upon the conversion of shares of Series C Preferred Stock or Series D Preferred Stock (ii) each Selling Shareholder has voting and investment power over the Shares being offered by such Selling Shareholder; and (iii) the Selling Shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The following table is based on information provided to us by the Selling Shareholders on or about the date of this prospectus and as of such date. Because the Selling Shareholders may sell all, some or none of the Shares, no estimate can be given as to the amount of shares that will be held by the Selling Shareholders upon termination of this offering. For purposes of the table below, we have assumed that no Shares will be held by the Selling Shareholders at such time. While it is assumed that Clinton Magnolia Master Fund, Ltd. will hold no Shares upon termination of this offering, after such time Clinton Group Inc. will continue to beneficially own 9.9% of the Company’s outstanding common stock through its other affiliates.

Name and Address of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering		Percentage of Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock Being Offered (2)	Number of Shares of Common Stock Beneficially Owned Following the Offering (3)	Percentage of Common Stock Owned Following the Offering (3)
Clinton Magnolia Master Fund, Ltd. c/o Clinton Group, Inc. 601 Lexington Avenue, 51st Floor New York, New York 10022	375,100	(4)	3.5%	1,160,600	0	0.0%

Ithan Creek Investors USB, LLC c/o Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	1,150,035	(5)	9.9%	461,500	1,184,702	9.9%

(1)	Based on 10,781,988 shares of common stock outstanding as of , 2013, plus all shares of common stock issuable to the shareholder upon the conversion of shares of Series C Preferred Stock currently held by the shareholder, to the extent that such conversion is not prohibited by the blocker provisions applicable to the Series C Preferred Stock. For purposes of this calculation, it is assumed that no other shareholders have converted any shares of Series C Preferred Stock.
(2)	Includes all shares of common stock issued to a Selling Shareholder, and all shares issuable to a Selling Shareholder upon the conversion of shares of Series C Preferred Stock and Series D Preferred Stock purchased by the Selling Shareholder, in connection with the Second Closing and the September 2013 private placement offering, regardless of the blocker provisions contained in the Series C Preferred Stock and Series D Preferred Stock.
(3)	Because the Selling Shareholders may sell all, some or none of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Shareholders upon termination of this offering. For purposes of this table, we have assumed that no Shares will be held by the Selling Shareholders upon termination of this offering. Percentage ownership following the offering is based on 10,781,988 shares of common stock outstanding as of 2013, plus any shares of common stock held by, or issuable to, the Selling Shareholder following the offering that are not covered by this prospectus.
(4)	Includes 315,500 shares of common stock and 59,600 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock (assuming no conversion by SBAV LP (an affiliate of Clinton Magnolia Master Fund, Ltd. (“Magnolia”)) of any shares of Series C Preferred Stock). Excludes 785,500 shares of common stock issuable upon the conversion of Series D Preferred Stock because of the Series D Preferred Stock conversion blocker. Without the Series D Preferred Stock conversion blocker, the Selling Shareholder would be deemed to beneficially own 1,160,600 shares of common stock. Clinton Group, Inc. (“CGI”), by virtue of being the investment manager of Magnolia, has the power to vote or direct the voting and to dispose or direct the disposition of, all of the Shares beneficially owned by Magnolia. George Hall, as the President of CGI, is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Magnolia and CGI have voting power or dispositive power. Accordingly, Magnolia CGI and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to all of the Company’s securities beneficially owned by Magnolia. CGI and Mr. Hall disclaim beneficial ownership of any and all such securities in excess of their actual pecuniary interest therein.
(5)	Includes 315,500 shares of common stock and 834,535 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Excludes (i) 732,165 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and (ii) 592,200 shares of common stock issuable upon conversion of shares of Series D Preferred Stock because of the Series C Preferred Stock and Series D Preferred Stock conversion blockers. Without the Series C Preferred Stock and Series D Preferred Stock conversion blockers, the Selling Shareholder would be deemed to beneficially own 2,474,400 shares of common stock. Ithan Creek Investors USB, LLC may be deemed to be an affiliate of a registered broker-dealer. Ithan Creek Investors USB, LLC has represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We are registering the Shares issued to the Selling Shareholders to permit the resale of these Shares by the holders of the Shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.

The Selling Shareholders may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. In addition, the Company would file a post-effective amendment to its registration statement of which this prospectus is a part. The Shares may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Shareholders may use any one or more of the following methods when selling Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such securities at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Shareholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as permitted by that rule, or Section 4(1) under the Securities Act of 1933, if available, rather than under this prospectus, provided, that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440-1 and IM-2440-2.

In connection with sales of the Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Shares short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, the Selling Shareholders may deliver Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge Shares to broker-dealers that in turn may sell such Shares, to the extent permitted by applicable law. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our Shares made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The selling shareholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

LEGAL MATTERS

Kilpatrick Townsend & Stockton LLP, Washington, DC, counsel to Community Financial Shares, will issue to Community Financial Shares its opinion regarding the legality of the Shares.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus and registration statement have been included in reliance upon the report of BKD LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of our web site at http://www.cbwge.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed a registration statement, of which this prospectus is a part, covering the Shares offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information and exhibits included in the registration statement. We refer you to the information and exhibits included in the registration statement for further information. This prospectus is qualified in its entirety by such information and exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

For purposes of this prospectus, the SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 29, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 14, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 13, 2013;

•

our Current Reports on Form 8-K filed with the SEC on January 8, 2013, February 27, 2013, March 19, 2013, March 28, 2013, April 9, 2013, April 16, 2013, June 13, 2013, June 19, 2013, June 25, 2013, July 17, 2013, August 16, 2013, August 29, 2013, September 20, 2013 and September 30, 2013; and

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2013.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Please send written requests to:

Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, Illinois 60137

(630) 545-0900

Attention: Christopher P. Barton, Corporate Secretary

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

SEC filing fee (1)	$244
EDGAR and printing	5,000
Legal fees and expenses	7,500
Accounting fees and expenses	10,000
Certificate printing	1,000
Miscellaneous	2,295

Total	$26,039

(1)	Estimated based on registration of 1,622,100 shares of common stock at $1.10 per share.

Item 14.	Indemnification of Directors and Officers.

Pursuant to the provisions of the Maryland Code, the registrant has the power to indemnify certain persons, including its officers and directors, under stated circumstances and subject to certain limitations, for liabilities incurred in connection with services performed in good faith for the registrant.

Article XII of the Registrant’s Bylaws provides that:

The corporation shall indemnify and advance expenses to any and all directors, officers, employees and agents of the corporation to the fullest extent permitted by Section 2-418 of the Maryland Code, as the same may be amended and supplemented, unless it is established that (i) the act or omission was material to the matter giving rise to the liability and was omitted in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in money, property or services, or (ii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful. The rights to indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such persons’ official capacity and as to action in another capacity while holding such directorship, office, employment or agency, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Neither the repeal nor modification of this Article XII, or the adoption of any provision to these Articles of Incorporation that is inconsistent with this Article XII, shall eliminate, restrict or otherwise adversely affect any right or protection of any such person existing hereunder with respect to any act or omission occurring prior to such repeal, modification or adoption of an inconsistent provision.

The Maryland Code permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with active and deliberate dishonesty, (2) the person actually received an improper personal benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful. The Maryland Code provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. The Maryland Code also provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit in which the person was found liable on the grounds that personal benefit was improperly received. The person found liable in the derivative proceeding or in the proceeding alleging improper

II–1

personal benefit may petition a court to nevertheless order indemnification for expenses if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. The Maryland Code provides that unless otherwise provided in the corporation’s charter, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses.

The Maryland Code provides that reasonable expenses incurred by a director, officer, employee or agent who is a party to a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if the corporation receives a written affirmation from the person to receive the advancement of that person’s good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by the person to repay the advanced amount if it is ultimately determined that he or she has not met the standard of conduct.

Section 8(k) of the Federal Deposit Insurance Act (the “FDI Act”) provides that the Federal Deposit Insurance Corporation (the “FDIC”) may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were “institution-affiliated parties,” as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. The FDIC has adopted regulations prohibiting, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees for any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted of directors and officers of the registrant pursuant to the foregoing provisions or otherwise, we have been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

Item 15.	Recent Sales of Unregistered Securities.

December 2012 Private Placement Offering Second Closing. As previously disclosed, Community Financial Shares, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), dated as of November 13, 2012, with certain accredited investors and members of the Company’s Board of Directors and executive management team pursuant to which, on December 21, 2012, the Company issued an aggregate of 4,315,300 shares of common stock at $1.00 per share, 133,411 shares of Series C convertible noncumulative perpetual preferred stock (the “Series C Preferred Stock”) at $100.00 per share, 56,708 shares of Series D convertible noncumulative perpetual preferred stock (the “Series D Preferred Stock”) at $100.00 per share and 6,728 shares of Series E convertible noncumulative perpetual preferred stock (the “Series E Preferred Stock”) at $100.00 per share in a private placement offering (the “Offering”), for gross proceeds of $24.0 million. As previously disclosed, on March 28, 2013, the Company sold 483,121 shares of common stock at a price of $1.00 per share in a nontransferable rights offering (the “Rights Offering”) for gross proceeds of $483,121.

Under the Securities Purchase Agreement, certain purchasers were permitted to purchase additional shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as applicable, in a subsequent second closing to the extent their ownership interests in the Company were diluted by the issuance of shares in the Rights Offering. On July 17, 2013, the Company consummated the second closing of the Offering, pursuant to which it issued to two investors an aggregate of 1,192 shares of Series C Preferred Stock at $100.00 per share and 1,385 shares of Series D Preferred Stock at $100.00 per share for gross proceeds of $257,700. Including the second closing of the Offering, gross proceeds of the Offering and the Rights Offering totaled $24.7 million. The shares of Series C Preferred Stock and Series D Preferred Stock sold to the investors in connection with the second closing of the Offering were issued in reliance on an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D, as promulgated by the Securities and Exchange Commission.

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September 2013 Private Placement Offering. On September 30, 2013, the Company consummated a private placement offering, pursuant to which the Company issued 2,836,900 shares of common stock to accredited investors at a purchase price of $1.00 per share. In connection with the closing of the private placement offering, the Company also issued an additional 350,200 shares of common stock at a purchase price of $1.00 per share and 7,334 shares of Series D Preferred Stock at a purchase price of $100.00 per share to existing stockholders of the Company. The additional shares of common stock and preferred stock were issued to satisfy the exercise of non-dilution rights afforded to stockholders under the Securities Purchase Agreement. Including these anti-dilution shares, the Company raised aggregate proceeds of $3,920,500 in connection with the completion of the private placement offering. The shares of common stock and Series D Preferred Stock sold to the investors in connection with the September 2013 private placement offering were issued in reliance on an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D, as promulgated by the Securities and Exchange Commission.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed as a part of this registration statement are as follows:

(a)	List of Exhibits (filed herewith unless otherwise noted)

3.1	Articles of Incorporation of Community Financial Shares, Inc. (Incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 29, 2013)

3.2	Bylaws of Community Financial Shares, Inc. (Incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 29, 2013)

4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report for the Quarter Ended June 30, 2013)

4.2	Community Bank – Wheaton/Glen Ellyn Non-Qualified Stock Option Plan, as amended effective November 29, 2006 (Incorporated by reference to Exhibit 4.2 to the Company’s Form 10-K for the year ended December 31, 2006)

4.3	Certificate of Designations establishing Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 20, 2009)

4.4	Form of Stock Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 20, 2009)

4.5	Certificate of Designations establishing Fixed Rate Cumulative Perpetual Preferred Stock, Series B, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on May 20, 2009)

4.6	Form of Stock Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series B, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on May 20, 2009)

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4.7	Articles Supplementary establishing Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 29, 2013)

4.8	Form of Stock Certificate for Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report for the Quarter Ended June 30, 2013)

4.9	Articles Supplementary establishing Series D Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 29, 2013)

4.10	Form of Stock Certificate for Series D Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report for the Quarter Ended June 30, 2013)

4.11	Articles Supplementary establishing Series E Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 29, 2013)

4.12	Form of Stock Certificate for Series E Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report for the Quarter Ended June 30, 2013)

5.1	Opinion of Kilpatrick Townsend & Stockton LLP re: Legality of Shares (Previously filed)

10.1	Securities Purchase Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

10.2	Registration Rights Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

10.3	Securities Purchase Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the U.S. Department of Treasury (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

10.4	Consent Order issued by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 26, 2011)

10.5	Stipulation and Consent to the Issuance of a Consent Order dated January 21, 2011 between the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation and Community Bank – Wheaton/Glen Ellyn, Glen Ellyn, Illinois (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 26, 2011)

10.6	Form of Community Bank Directors Retirement Plan Agreement (Incorporated by reference to Exhibit 10.0 to the Company’s Form 10-KSB for the year ended December 31, 2000)*

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10.7	Form of Community Bank Directors Deferred Compensation Agreement (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2005)*

10.8	Change in Control Agreement between Community Bank – Wheaton/Glen Ellyn and Eric J. Wedeen (Incorporated by reference to Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2008)*

10.9	Change in Control Agreement between Community Bank – Wheaton/Glen Ellyn and Christopher P. Barton (Incorporated by reference to Exhibit 10.5 to the Company’s Form 10-K for the year ended December 31, 2011)*

10.10	Change in Control Agreement between Community Bank – Wheaton/Glen Ellyn and Jeffrey A. Vock (Incorporated by reference to Exhibit 10.6 to the Company’s Form 10-K for the year ended December 31, 2011)*

10.11	Form of Subscription Agreement between Community Financial Shares, Inc. and Certain Accredited Investors (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 29, 2013)

21.1	Subsidiaries of Registrant (Incorporated by reference to Exhibit 21.0 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)

23.1	Consent of BKD LLP (Filed herewith)

23.2	Consent of Kilpatrick Townsend & Stockton LLP (Included in Exhibit 5.1)

24.1	Power of Attorney (Included on signature page)

*	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glen Ellyn, State of Illinois, on October 28, 2013.

COMMUNITY FINANCIAL SHARES, INC.

By:	/s/ Donald H. Wilson
Donald H. Wilson
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Donald H. Wilson	Chairman, President and Chief Executive Officer (principal executive officer)	October 28, 2013
Donald H. Wilson

/s/ Eric J. Wedeen	Vice President and Chief Financial Officer (principal accounting and financial officer)	October 28, 2013
Eric J. Wedeen

*	Director
Penny A. Belke

*	Director
Raymond A. Dieter, Jr.

*	Director
Christopher M. Hurst

*	Director
Mary Beth Moran

*	Director
John M. Mulherin

*	Director
Daniel Strauss

Director
Scott W. Hamer

Director
Philip J. Timyan

*	Pursuant to the Power of Attorney contained in the signature page in the Registration Statement on Form S-1 filed on August 16, 2013.

/s/ Donald H. Wilson	October 28, 2013
Donald H. Wilson
Chairman, President and Chief Executive Officer